Form 10-K, Exhibit 13
period 1996-12-31
DAMARK INTERNATIONAL INC
filed 1997-03-04
CIK 883324

                                                                      EXHIBIT 13















                         DAMARK INTERNATIONAL, INC.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
              AND RESULTS OF OPERATION COVERING THE YEARS ENDED
                         DECEMBER 31, 1996 AND 1995

RESULTS OF OPERATIONS

Net revenues for 1996 of $513.7 million increased $13.7 million, or 2.7%, from $500.0 million in 1995, which represented a 4.7% increase over 1994 net revenues of $477.4 million. Total sales per catalog decreased approximately 4.4% in 1996 to $3.66, primarily as a result of overall softness in consumer response. This decrease in sales per catalog reflects a 6.2% decline in the club customer sales per catalog, partially offset by an increase in the mix of product sales to club customers, (47% in 1996 as compared to 46% in 1995). Club customers are the highest volume and most frequent purchasers of the Company's products. Circulation of 145.0 million catalogs mailed in 1996 increased slightly from
144.6 million catalogs mailed in 1995.


                                                   1996       1995       1994
                                                  -------    -------    -------
         CATALOG STATISTICS:
         Number of catalogs mailed
          (in thousands) . . . . . . . . . . . .  145,000    144,600    150,900
         Average customer order - total company.     $166       $165       $165
         Sales per catalog -
           Front-end (new) customers . . . . . .    $2.06      $2.28      $2.46
           Non-club (back-end) customers . . . .    $3.33      $3.36      $2.89
           Club (back-end) customers . . . . . .    $7.70      $8.21      $7.82
           Total company . . . . . . . . . . . .    $3.66      $3.83      $3.52
                                                  -------    -------    -------
                                                  -------    -------    -------


During 1995, net revenues increased as a result of an 8.8% increase in total sales per catalog to $3.83, as compared to $3.52 in 1994, partially offset by a 4.2% decrease in circulation to 144.6 million catalogs mailed in 1995 from 150.9 million mailed in 1994. The customer product return rate of 15.0% of gross product sales in 1996, remained relatively flat with the product return rate of 15.2% in 1995 and up from 14.2% in 1994, primarily due to increased sales of selected computer and electronic products during the past two years which generally return at a higher rate.

In addition to product shipments, net revenues include, among other things, membership fees earned from the Company's membership clubs. These fees increased to $50.6 million in 1996 from $47.8 million in 1995 and $34.2 million in 1994. During 1996, approximately 524,000 new members were added to the Company's clubs, as compared to 613,000 members and 611,000 members added in 1995 and 1994, respectively. The decrease in new club members in 1996 was primarily the result of generally softer consumer response in the front-end customer segment which generated fewer sales opportunities for the Company to convert first-time customers into Preferred Buyers' Club members. In addition, the Company's ability to convert first-time customers into members was impacted by opening a second inbound telemarketing center in September 1996. The teleservice agents in this center generally converted customers to members at a lower rate as a result of their less experience. In addition, the Company received membership fees from the introduction of two new clubs in 1996. In September, the Company launched a new membership club, Vacation Passport which offers members several travel discounts and services for an annual membership fee. In November, the Company introduced its Insiders club, a premier shopping club. For an annual membership fee, members receive all of the benefits of the Preferred Buyers' Club, plus a lowest price guarantee on merchandise purchases and discounts on extended warranty service plans and express shipping and other benefits.

During 1996, the Company continued to experience improvement in the number of club members renewing their membership for an additional year. In 1996, the number of renewing members totaled 789,000 members, as compared to 626,000 members and 368,000 members in 1995 and 1994, respectively. At year end 1996, 1995 and 1994, total club membership was 1,044,000, 987,000 and 874,000 members, respectively.

                                                   1996       1995       1994
                                                  -------    -------    -------
         MEMBERSHIP STATISTICS:
         Membership at year end . . . . .        1,044,000   987,000    874,000
         Number of new members  . . . . .          524,000   613,000    611,000

         Number of members renewed. . . .          789,000   626,000    368,000
                                                  -------    -------    -------
                                                  -------    -------    -------

The Company's overall product profit margin is affected by the mix of sales among the six primary product categories in which the Company sells, the mix of sales to Preferred Buyers' Club and Insiders members who receive a 10 % discount, and shipping and handling fee revenue generated from product shipments. Products with higher price points, such as computers, consumer electronics and home office products, generally have lower percentage profit margins but provide higher actual dollar margin contribution per unit. Conversely, products with lower price points, such as home decor, home improvement and sports/fitness products, generally have higher percentage profit margins but provide less actual dollar margin contribution per unit.

                                                   1996       1995       1994
                                                  -------    -------    -------
         PERCENT OF SALES BY CUSTOMER
         SEGMENT:
           Front-end customers . . . . .            28%        33%        28%
           Non-club customers  . . . . .            25%        21%        36%
           Club customers  . . . . . . .            47%        46%        36%

         PERCENT OF SALES BY PRODUCT
         SEGMENT:
           Computers . . . . . . . . . .           29.8%      27.2%      25.1%
           Home Office . . . . . . . . .           16.3       15.6       14.8
           Consumer Electronics. . . . .           18.2       18.1       21.7
           Home Decor  . . . . . . . . .           13.5       15.2       18.8
           Home Improvements . . . . . .           14.8       14.5       12.2
           Sports/Fitness. . . . . . . .            7.4        9.4        7.4
                                                  -------    -------    -------
                                                  100.0%     100.0%     100.0%
                                                  -------    -------    -------
                                                  -------    -------    -------

Overall gross profit margins, as a percentage of net revenues, increased to 27.8% in 1996, as compared with 25.0% for 1995 and 24.5% for 1994. This increase is primarily a result of improved product margins which resulted from the greater emphasis placed on increasing individual product profitability and from increased membership fees. The increased product margins realized in 1996, as compared to 1995 and 1994, were partially offset by the higher mix of product sales to club members, increased shipping costs and an increase in sales mix of computer products.

Marketing and administrative expenses were $133.3 million in 1996, as compared with $126.7 million and $107.5 million in 1995 and 1994, respectively. These expenses increased as a percent of net revenues to 26.0% in 1996, from 25.3% and 22.5% in 1995 and 1994, respectively. During 1996, the Company continued to incur administrative and other costs in connection with building additional infrastructure capabilities and information technology resources to handle anticipated future growth, providing enhanced customer service and continuing the expansion of its membership club concepts. Advertising costs increased 2.7%, to $64.2 million in 1996 from $62.4 million in 1995. Although the number of catalogs mailed in 1996 approximated the number mailed in 1995, advertising costs increased primarily as a result of mailing catalogs with larger page counts to each of its customer segments, partially offset by decreased paper costs when compared to 1995 costs. Additional costs associated with the opening of the Company's new telemarketing center were also incurred during 1996. Marketing and administrative expenses in 1995 increased when compared to 1994 costs as a result of advertising costs increasing 7.2% from $58.3 million in 1994 to $62.4 million in 1995, primarily as a result of the incremental cost increases associated with paper and postage which aggregated approximately $4.6 million.

Net interest expense was $66,000, $191,000 and $239,000 in 1996, 1995 and
1994, respectively. This expense results primarily from interest costs associated with borrowings under the Company's revolving credit facility, partially offset by income earned on short-term investment of the Company's excess cash.

The Company's effective tax rate was 33.5 %, 33.5 % and 29.2 % for 1996, 1995 and 1994, respectively. The income tax provision for 1994 was reduced by $400,000 reflecting a favorable settlement with the Internal Revenue Service relating to an examination covering prior periods.

As a result of the above factors, the Company reported net income of $6.1 million, or $0.70 per share for 1996, as compared with a net loss of $1.9 million, or $0.20 per share, for 1995 and net income of $5.9 million, or $0.59 per share, for 1994. The weighted average number of common shares outstanding decreased during 1996 by approximately 4.0 % to 8.7 million as compared with 9.1 million outstanding for 1995, primarily as a result of stock repurchases made during 1996. During 1995, the weighted average number of shares outstanding decreased 9.3 % from 10.0 million in 1994 to 9.1 million in 1995 primarily as a result of stock repurchases made during 1995.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity, as measured by its working capital, was $19.7 million at December 31, 1996, as compared to $24.2 million at December 31, 1995. The Company's current ratio was 1.3 to 1.0 at December 31, 1996, as compared with 1.3 to 1.0 at December 31, 1995.

Net cash provided by operating activities decreased to $6.3 million for 1996, as compared with $15.7 million during 1995, primarily as a result of the growth in customer receivables in 1996, partially offset by the increase in deferred club membership income, recorded net of initial direct acquisition-related costs, of $16.3 million at December 31, 1996, as compared to $13.6 million at year end 1995, primarily due to the increase in overall club membership.

During 1996, the Company made capital expenditures of $8.6 million, approximately the same as that spent in 1995. The 1995 and 1996 expenditures consisted primarily of computer hardware and software enhancements to accommodate the Company's anticipated future growth, enhance its customer service levels and gain greater operational efficiencies. The Company continues to evaluate its requirements for additional capital investment to further enhance customer satisfaction and its information technologies and infrastructure capabilities to accommodate future growth in merchandise sales and membership services. Management currently anticipates that it will spend between $8 to $10 million on capital expenditures during 1997.

In March 1996, the Company arranged a $30 million credit facility consisting of a revolving line of credit and letter of credit facility available through March 1999. The credit facility includes a $20 million sublimit available for working capital and stand-by letter of credit requirements with the entire facility available for documentary letters of credit, in each case subject to a defined borrowing base. Borrowings outstanding under the line of credit bear interest, at the Company's option, at the prime rate of interest or LIBOR plus 1.75% and are collateralized by receivables, inventories, intangible assets and property and equipment other than building, land and vehicles. The credit agreement also contains certain financial covenants which, among other things, requires the Company to maintain certain financial ratios and limits the ability of the Company to incur additional indebtedness, to make capital expenditures and to pay dividends; the Company was in compliance with these covenants, as amended, at December 31, 1996. At December 31, 1996, the Company had borrowings outstanding of 3.0 million under its revolving line of credit and letters of credit outstanding of $3.6 million.

The Company offers its customers varying installment billing plans with no finance charges payable to the Company. As a result, the Company supported installment plan receivables aggregating $24.3 million and $22.2 million at December 31, 1996 and 1995, respectively. The Company's receivable balances at any point in time are generally reflective of sales volume fluctuations as approximately 30 % of the Company's net revenues are generally placed by customers on an installment plan. During the fourth quarter of 1996, extended payment installment billing plans were tested by the Company. Based on the results of these tests, the Company will, most likely, offer these plans to its customers on a more full scale basis in 1997. Continuation of the installment billing plans will require the allocation of capital resources which the Company expects to fund from internal operations and availability under its revolving credit facility. The Company also issues its own private label credit card, which provides credit to Damark customers, without recourse to the Company, through an independent financial institution.

During 1996, the Company repurchased 919,500 shares of its Class A Common Stock at an aggregate cost of $8.8 million. At December 31, 1996, the Company has been authorized by its Board of Directors to repurchase up to an additional 400,000 shares of its common stock.

The Company anticipates that the cash generated from operations and the available borrowing capacity under its current credit facility will be sufficient to fund the Company's operations, expected working capital requirements and capital expenditures for the next twelve months.

SEASONALITY

The Company's business is subject to significant seasonal variations in demand which the Company believes are generally associated with the direct marketing and retail industries. Historically, a significant portion of the Company's revenues and earnings have been realized during the period from October through December. The Company's operating results during this period may be affected by holiday spending patterns, as well as the timing and effectiveness of catalog mailings and general economic and other conditions. In anticipation of its peak selling season, the Company hires additional flex-time employees in its teleservices, order processing and distribution areas; increases its inventories; and incurs significant catalog production and mailing costs. The Company's annual operating results could be adversely affected if, among other factors, the Company's revenues were to be substantially below seasonal expectations during the October through December period or if a sufficient number of qualified employees would not be available on a flex-time or other non permanent basis.

INFLATION

While inflation, excluding increases in postage and paper costs, has not had, and the Company does not expect it to have, a material impact on operating results, there can be no assurance that the Company's business will not be affected by inflation in the future. However, the Company did experience significant increases in the cost of paper and postage during 1995. While the increases in these areas have subsided, continued cost increases in these areas could have a material impact on advertising and other promotional costs in future periods.

FORWARD-LOOKING INFORMATION

Forward-looking statements contained herein are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made above. Investors are cautioned that all forward-looking statements involve risks and uncertainty. The factors, among others, that could cause actual results to differ materially include: consumer spending and debt levels; interest rates; continuity of relationships with or purchases from major vendors; product mix; competitive pressures on sales and pricing, and increases in catalog production and other costs which cannot be recovered through improved pricing of products and services.