Form 10-K, Exhibit 13
period 1996-12-31
DAMARK INTERNATIONAL INC
filed 1997-03-04
CIK 883324

                                                                   EXHIBIT 13.1


                              DAMARK INTERNATIONAL, INC.

                          CONSOLIDATED FINANCIAL STATEMENTS
                           AS OF DECEMBER 31, 1996 AND 1995

                              DAMARK INTERNATIONAL, INC.
                             CONSOLIDATED BALANCE SHEETS
                                     DECEMBER 31
                            (Dollar amounts in thousands)

                                        ASSETS


                                                               1996      1995
                                                             --------  --------
Current Assets:
 Cash and cash equivalents..............................     $      2  $  8,670
 Trade accounts receivable, net.........................       30,985    25,465
 Due from vendors and other, net........................        6,602     5,177
 Merchandise inventories................................       53,016    53,544
 Deferred catalog costs.................................        6,613     6,167
 Other..................................................        1,257       567
                                                             --------  --------
  Total current assets..................................       98,475    99,590

Property and Equipment, net.............................       35,904    33,335
Intangible and Other Assets, net........................        8,411     8,803
                                                             --------  --------
                                                             $142,790  $141,728
                                                             --------  --------
                                                             --------  --------


                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
 Accounts payable.......................................     $ 41,880  $ 49,547
 Accrued liabilities....................................       15,226    10,206
 Deferred membership income, net........................       16,292    13,588
 Deferred income taxes..................................        2,413     2,038
 Borrowings under revolving credit facility.............        3,000        --
                                                             --------  --------
  Total current liabilities.............................       78,811    75,379

Deferred Income Taxes...................................        1,435     1,413
Commitments and Contingencies...........................
                                                             --------  --------

Shareholders' Equity:
 Class A Common Stock, $.01 par, 20 million shares
  authorized; 8,052,147 and 8,899,895 shares issued
  and outstanding.......................................           81        90
 Class B Common Stock, $.01 par, 2 million shares
  authorized; none issued and outstanding...............           --        --
 Paid-in capital........................................       75,637    84,088
 Accumulated deficit....................................      (13,174)  (19,242)
                                                             --------  --------
  Total shareholders' equity............................       62,544    64,936
                                                             --------  --------
                                                             $142,790  $141,728
                                                             --------  --------
                                                             --------  --------


         See accompanying notes to consolidated financial statements

                              DAMARK INTERNATIONAL, INC.
                        CONSOLIDATED STATEMENTS OF OPERATIONS
                               YEARS ENDED DECEMBER 31
                (Dollar amounts in thousands except per share amounts)



                                           1996           1995           1994
                                        ----------    ----------    ----------
Net revenues........................... $  513,716    $  500,024    $  477,381
Cost of products and services..........    371,145       375,188       360,645
                                        ----------    ----------    ----------
  Gross profit.........................    142,571       124,836       116,736
Marketing and administrative expenses..    133,317       126,727       107,517
                                        ----------    ----------    ----------
  Operating income (loss)..............      9,254        (1,891)        9,219
Interest expense, net..................        (66)         (191)         (239)
Other expense, net.....................        (65)         (709)         (690)
                                        ----------    ----------    ----------
  Income (loss) before income taxes....      9,123        (2,791)        8,290
Income tax benefit (provision).........     (3,055)          935        (2,419)
                                        ----------    ----------    ----------
  Net income (loss).................... $    6,068    $   (1,856)   $    5,871
                                        ----------    ----------    ----------
                                        ----------    ----------    ----------
  Net income (loss) per common share... $     0.70    $    (0.20)   $     0.59
                                        ----------    ----------    ----------
                                        ----------    ----------    ----------

           See accompanying notes to consolidated financial statements

                              DAMARK INTERNATIONAL, INC.
                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                               YEARS ENDED DECEMBER 31
                       (Dollar and share amounts in thousands)


                                                Class A       Class B
                                              Common Stock   Common Stock
                                           ----------------  ---------------                            Total
                                             Number    Par     Number    Par   Paid-In  Accumulated  Shareholders'
                                           of Shares  Value  of Shares  Value  Capital    Deficit       Equity
                                           ---------  -----  ---------  -----  -------  -----------  -------------
Balance, December 31, 1993.................    9,493   $  95       --    $  --  $87,493   $ (23,257)     $ 64,331

Exercise of stock options..................       78       1       --       --    1,777          --         1,778
Net income.................................       --      --       --       --       --       5,871         5,871
                                            ---------  -----  ---------  -----  -------  -----------  -------------
Balance, December 31, 1994.................    9,571      96       --       --   89,270     (17,386)       71,980

Exercise of stock options..................       59       1       --       --      192          --           193
Repurchase and retirement of common stock..     (730)     (7)      --       --   (5,374)         --        (5,381)
Net loss...................................       --      --       --       --       --      (1,856)       (1,856)
                                            ---------  -----  ---------  -----  -------  -----------  -------------
Balance, December 31, 1995.................    8,900      90       --       --   84,088     (19,242)       64,936

Exercise of stock options..................       72      --       --       --      319          --           319
Repurchase and retirement of common stock..     (920)     (9)      --       --   (8,770)         --        (8,779)
Net income.................................       --      --       --       --       --       6,068         6,068
                                            ---------  -----  ---------  -----  -------  -----------  -------------
Balance, December 31, 1996.................    8,052   $  81       --    $  --  $75,637   $ (13,174)     $ 62,544
                                            ---------  -----  ---------  -----  -------  -----------  -------------
                                            ---------  -----  ---------  -----  -------  -----------  -------------

                   See accompanying notes to consolidated financial statements.

                              DAMARK INTERNATIONAL, INC.
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                               YEARS ENDED DECEMBER 31
                            (Dollar amounts in thousands)


                                                                  1996        1995          1994
                                                               ---------   ---------      ---------
OPERATING ACTIVITIES:
    Net income (loss)........................................  $  6,068    $  (1,856)     $  5,871
    Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:.......................
       Depreciation and amortization.........................     6,890        5,058         3,631
       Deferred income taxes.................................       397       (1,966)          969
       Loss on disposal of property and equipment............        --          487             4
       Changes in working capital items -
        Receivables..........................................    (6,945)       6,096       (15,463)
        Merchandise inventories..............................       528       10,930         2,728
        Deferred catalog costs and other current assets......    (1,136)       1,393         1,916
        Accounts payable and accrued liabilities.............    (2,230)      (4,874)       (2,942)
        Deferred membership income...........................     2,704          414         5,875
                                                               ---------   ---------      ---------

        Net cash provided by operating activities............     6,276       15,682         2,589
                                                               ---------   ---------      ---------

INVESTING ACTIVITIES:
    Property and equipment additions, net....................    (8,580)      (8,587)      (19,131)
    Other, net...............................................      (487)        (110)          (10)
                                                               ---------   ---------      ---------

        Net cash used in investing activities................    (9,067)      (8,697)      (19,141)
                                                               ---------   ---------      ---------

FINANCING ACTIVITIES:
    Borrowings under revolving credit facility, net..........     3,000           --            --
    Repayments of long-term obligations......................      (250)        (250)       (1,527)
    Repurchase and retirement of common stock................    (8,779)      (5,381)           --
    Net proceeds from employee exercise of stock options.....       152          111           535
                                                               ---------   ---------      ---------

        Net cash used in financing activities................    (5,877)      (5,520)         (992)
                                                               ---------   ---------      ---------

        Increase (decrease) in cash and cash equivalents.....    (8,668)       1,465       (17,544)

    Cash and cash equivalents, beginning of year.............     8,670        7,205        24,749
                                                               ---------   ---------      ---------

    Cash and cash equivalents, end of year...................  $      2    $   8,670      $  7,205
                                                               ---------   ---------      ---------
                                                               ---------   ---------      ---------

Supplemental Cash Flow  Information:
    Interest paid during the year............................  $    220    $     441      $    567
    Income taxes paid (refunded) during the year.............     2,810          246          (420)
                                                               ---------   ---------      ---------
                                                               ---------   ---------      ---------

               See accompanying notes to consolidated financial statements

DAMARK International, Inc.
Notes to Consolidated Financial Statements


(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      DESCRIPTION OF BUSINESS AND PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements include the accounts of DAMARK International, Inc. and its subsidiaries, each of which is wholly-owned (collectively, "DAMARK" or the "Company"). All significant intercompany transactions have been eliminated in consolidation.

      DAMARK is a direct marketing company built on more than 10 years of membership services experience and proprietary database management expertise. The Company's products and services are offered through mail order catalogs and a variety of membership clubs which provide members discounts on travel, hospitality, entertainment and merchandise purchased through its catalogs. Brand-name, value-priced merchandise is sold through its catalogs in six broad categories: computers, home office, consumer electronics, home decor, home improvements and sports/fitness. Currently, over one million members belong to DAMARK's targeted membership clubs which are designed to build long-term customer loyalty.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. As a result, actual results could differ because of the use of these estimates and assumptions.

      REVENUE RECOGNITION

      Revenue for products, reported net of sales and other discounts, is recognized at the time products are shipped to customers. Shipping and handling fees are included as a component of the product price and are reflected as part of net revenues; the related freight costs associated with shipping the products to DAMARK's customers are included as a component of cost of products and services. Amounts received from customers for products pending shipment are reflected as accrued liabilities. The Company allows customers to return products for up to 60 days from the date of shipment and provides an allowance for returns based on historical return experience.

      Membership fees received from members for participation in the Company's clubs, net of initial direct costs incurred by the Company to obtain the memberships, are generally recognized as revenue on a straight-line basis over the applicable membership period which averages 12 months.

      CASH EQUIVALENTS

      Cash includes cash equivalents consisting of highly liquid, short-term investments purchased with original maturities of three months or less and are recorded at cost, which approximates market value.

      TRADE ACCOUNTS RECEIVABLE

      The Company offers its customers varying installment billing plans with no finance charges payable to the Company. At December 31, 1996 and 1995, receivables associated with such installment billing plans approximated $24.3 million and $22.2 million, respectively. In addition, private label credit cards are issued to DAMARK customers through an independent financial institution. Receivables and related financing, credit approval, collection efforts and supporting services on the DAMARK private label credit card are provided, without recourse to the Company, by the independent financial institution.

      MERCHANDISE INVENTORIES

      Merchandise inventories are stated at the lower of cost, determined on a first-in, first-out basis, or net realizable market value.

      CATALOG COSTS

      Costs directly associated with the production and mailing of the Company's direct mail catalogs are deferred and amortized over the estimated periods in which related revenues are generated, generally three months or less.

      PROPERTY AND EQUIPMENT

      Property and equipment are stated at cost. Depreciation and amortization for financial reporting purposes are generally provided on the straight-line method over the estimated useful lives of the respective assets as follows:

                                                              Years
                                                             -------
      Building and improvements..........................    10 - 30
      Computer hardware and software.....................     3 - 6
      Furniture, fixtures and warehouse equipment........     7 - 10
                                                             -------
                                                             -------

Leasehold improvements are amortized over the shorter of their estimated useful lives or the applicable lease period.

      The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are removed from the related accounts; any residual balances are charged or credited to operations.

      INTANGIBLE ASSETS

      Intangible assets arising from the acquisition of certain assets of COMB Corporation during 1993 consist of a non-competition agreement, customer lists, and excess purchase price over net assets acquired and are being amortized on a straight-line basis over various periods not exceeding 25 years. Accumulated amortization was $2.8 million and $1.9 million at December 31, 1996 and 1995, respectively.

      INCOME TAXES

      Deferred income taxes are provided for differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes based on income tax rates in effect at the balance sheet date.

      EARNINGS PER COMMON SHARE

      Primary and fully diluted earnings per common share are based on the weighted average number of common and common equivalent shares outstanding during each period. Common equivalent shares include, among others, the dilutive effect of stock options which are assumed to be exercised or converted into common shares as of the beginning of the applicable period. The weighted average number of common and dilutive common equivalent shares was 8,730,000 in 1996, 9,093,000 in 1995 and 10,028,000 in 1994. In 1995,
common equivalent shares were not included in the calculation as their inclusion would have been antidilutive. Fully diluted earnings per share did not differ significantly from primary earnings per share for any year presented.

      STOCK OPTION PLANS

      The Company accounts for its stock option grants under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and provides the pro forma footnote disclosures required by Financial Accounting Standards Board Statement No. 123, "Accounting for Stock Based Compensation" ("FASB No. 123").

      FAIR VALUE OF FINANCIAL INSTRUMENTS

      The financial instruments with which the Company is involved are primarily of a traditional nature. The carrying amounts as reported in the accompanying consolidated balance sheets for cash and cash equivalents, receivables, accounts payable, accrued liabilities and borrowings under the Company's credit facility approximate fair values principally as the result of the short maturities of these instruments.

(2)   PROPERTY AND EQUIPMENT

      At December 31, property and equipment consist of the following:
      (Dollar amounts in thousands)

                                                             1996      1995
                                                           -------   -------
      Building..........................................   $12,216   $12,066
      Land and improvements.............................     3,936     3,900
      Computer hardware and software....................    26,177    19,209
      Furniture, fixtures and warehouse equipment.......     7,011     5,798
      Leasehold improvements............................     3,180     2,967
      Accumulated depreciation and amortization.........   (16,616)  (10,605)
                                                           --------  --------
                                                           $35,904   $33,335
                                                           --------  --------
                                                           --------  --------

(3)   FINANCING ARRANGEMENTS

      In March 1996, the Company arranged a $30 million credit facility consisting of a revolving line of credit and letter of credit facility available through March 1999. The credit facility includes a $20 million sublimit available for working capital and stand-by letter of credit requirements with the entire facility available for documentary letters of credit, in each case subject to a defined borrowing base. Borrowings outstanding under the line of credit bear interest, at the Company's option, at the prime rate of interest or LIBOR plus 1.75% and are collateralized by receivables, inventories, intangible assets and property and equipment other than building, land and vehicles. At December 31, 1996, the Company had borrowings outstanding of $3.0 million under its revolving line of credit and letters of credit outstanding of $3.6 million. These letters of credit were issued primarily for the purchase of inventory from foreign sources.

      The agreement with respect to the credit facility includes covenants which, among other matters, require the Company to satisfy certain financial tests and ratios and places certain limitations on the incurrence of additional indebtedness and the level of capital expenditures. The Company was in compliance with all covenants of its credit facility, as amended, at December 31, 1996.

(4)   SHAREHOLDERS' EQUITY

      During 1996, the Company repurchased 919,500 shares of its Class A Common Stock (the "Common Stock"), in open market transactions, at an aggregate cost of approximately $8.8 million. During 1995, the Company repurchased 150,000 shares of its Common Stock from a former officer of the Company, at a negotiated price based on the closing price of the Company's Common Stock on the date immediately preceding the effective date on which the terms of the repurchase were agreed. In 1995, the Company also repurchased 580,500 shares of its Common Stock, in open market transactions, at an aggregate cost of approximately $4.4 million. At December 31, 1996, the Board of Directors had authorized the Company to repurchase up to an additional 400,000 shares of its Common Stock.

(5)   STOCK OPTION PLANS

      During 1991, DAMARK International, Inc. Stock Option Plan (the "Plan") was adopted to provide for the granting of incentive stock options ("ISO's") or non-statutory stock options to key employees. At December 31, 1996, 900,000 shares of Common Stock have been reserved for issuance, of which approximately 23,000 shares remain available for grant. The purchase price of the shares of Common Stock subject to options granted under the Plan is determined by the Compensation Committee of the Board of Directors but shall not be less than 100 % of the market value on the date of grant for ISO's or less than 85 % of the market value on the date of grant for non-statutory options. Outstanding ISO's under the Plan vest in three equal annual installments beginning on the first anniversary of the date of grant and expire ten years from the date of grant, subject to cancellation in the event of termination of employment.

     Prior to the adoption of the Plan, certain employees, including executive management, were granted nonqualified stock options. In addition, options to purchase common stock have been granted, from time to time, to certain members of the Board of Directors. These options vest in three equal annual installments on the anniversary of the date of grant and expire, the earlier of, one year after ceasing to be a director or ten years from the date of grant.

    The Company accounts for its stock option grants under APB No. 25. Since options have been granted at not less than the fair market value on the date of grant, no compensation expense has been recognized for the stock options granted. Had compensation cost for option grants been determined consistent with FASB No. 123, the Company's net income and earnings per share, on a pro forma basis, would have been reported as follows:

                                                     1996             1995
                                                  -----------      ----------
Net income (loss) (dollar amounts in thousands) -
    As reported. . . . . . . . . . . . . . . . .   $  6,068        $  (1,856)
    Pro forma. . . . . . . . . . . . . . . . . .      5,722           (1,979)
Primary and fully diluted earnings per share -
    As reported. . . . . . . . . . . . . . . . .       0.70            (0.20)
    Pro forma. . . . . . . . . . . . . . . . . .       0.66            (0.22)
                                                  -----------      ----------
                                                  -----------      ----------

Because the Statement No. 123 method of accounting has not been applied to options granted by the Company prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

   Information regarding the Company's stock option plans is summarized below:
   (Shares in thousands)


                                    1996                                1995                              1994
                         ----------------------------       ---------------------------       ----------------------------
                                         Weighted                            Weighted                          Weighted
                           Shares         Average             Shares          Average           Shares         Average
                                       Exercise Price                     Exercise Price                    Exercise Price
                         ----------    --------------       ----------    --------------      ----------    --------------
Options outstanding,
 beginning of year. . .     1,025          $  7.63               979          $  7.94              962            $  7.43

 Granted. . . . . . . .       279             9.61               299             6.50              167              13.21
 Canceled . . . . . . .       (43)           10.85              (194)            9.20              (72)             14.49
 Exercised. . . . . . .       (72)            2.08               (59)            1.87              (78)              6.84
                         ----------                         ----------                        ----------
Options outstanding,
 end of year. . . . . .     1,189          $  8.31             1,025          $  7.63              979            $  7.94
                         ----------    --------------       ----------    --------------      ----------    --------------
                         ----------    --------------       ----------    --------------      ----------    --------------
Options exercisable,
 end of year. . . . . .       714          $  7.92               601          $  7.15              552            $  5.44
                         ----------    --------------       ----------    --------------      ----------    --------------
                         ----------    --------------       ----------    --------------      ----------    --------------

Weighted average fair
 value of options
 granted. . . . . . . .                    $  5.60                            $  3.67                             $   --
                                       --------------                     --------------                    --------------
                                       --------------                     --------------                    --------------

Options outstanding at December 31, 1996 have an exercise price per share ranging between $1.31 and $21.25 and a weighted average remaining contractual life of 7.14 years.

     In determining the compensation cost of the options granted during 1995 and 1996, as specified by FASB No. 123, the fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model and the weighted average assumptions used in these calculations are summarized below:

                                                    1996             1995
                                              --------------    --------------
         Risk free interest rate. . . . . . .       6.04%            5.25%
         Expected life of options
            granted . . . . . . . . . . . . .      5 years          5 years
         Expected volatility of options
            granted . . . . . . . . . . . . .      60.44%            60.44%
                                              --------------    --------------
                                              --------------    --------------


(6)    INCOME TAXES

     The provision (benefit) for income taxes for the years ended December 31 is summarized as follows:
    (Dollar amounts in thousands)

                               1996            1995               1994
                            ---------       ---------          ---------
Current. . . . . . . . . .  $   2,658       $   1,031          $   1,450
Deferred . . . . . . . . .        397          (1,966)               969
                            ---------       ---------          ---------
  Total. . . . . . . . . .  $   3,055       $    (935)         $   2,419
                            ---------       ---------          ---------
                            ---------       ---------          ---------

 The components of the deferred tax liability are as follows as of December 31:
 (Dollar amounts in thousands)

                                                         1996          1995
                                                      ----------    ----------
Net current deferred income taxes-
  Deferred catalog costs. . . . . . . . . . . . . .   $    2,260    $    2,103
  Deferred initial direct costs of club memberships        2,431         2,382
  Merchandise returns . . . . . . . . . . . . . . .         (803)         (711)
  Inventory valuation . . . . . . . . . . . . . . .         (767)         (767)
  Allowance for doubtful accounts . . . . . . . . .         (397)         (375)
  Contribution carryforwards. . . . . . . . . . . .           --          (173)
  Other, net. . . . . . . . . . . . . . . . . . . .         (311)         (421)
                                                      ----------    ----------
                                                           2,413         2,038
                                                      ----------    ----------

Net long-term deferred income taxes -
  Depreciation. . . . . . . . . . . . . . . . . . .        1,022           994
  Acquisition costs . . . . . . . . . . . . . . . .          408           495
  Other, net. . . . . . . . . . . . . . . . . . . .            5           (76)
                                                      ----------    ----------
                                                           1,435         1,413
                                                      ----------    ----------
  Total deferred income taxes . . . . . . . . . . .     $  3,848      $  3,451
                                                      ----------    ----------
                                                      ----------    ----------

 A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:



                                                      1996           1995         1994
                                                   ---------      ---------    ---------
Statutory federal income tax rate. . . . . . . .      34.0%          34.0%        34.0%
State income taxes, net of federal tax benefit .        --            0.1          0.1
Internal Revenue Service settlement. . . . . . .        --             --         (4.8)
Non-taxable municipal interest income. . . . . .        --             --         (0.5)
Deferred income tax adjustments and other. . . .      (0.5)          (0.6)         0.4
                                                   ---------      ---------    ---------
Effective income tax rate. . . . . . . . . . . .      33.5%          33.5%        29.2%
                                                   ---------      ---------    ---------
                                                   ---------      ---------    ---------



  In September 1996, the Company entered into a settlement agreement with the Internal Revenue Service (the "Service") relating to tax examinations of its 1991 and 1992 federal income tax returns. In addition, the Service elected to close the Company's 1993 federal tax return without formal examination.
In connection therewith, the Company paid additional income taxes relating to these years of approximately $160,000. During 1994, the Company entered into a settlement agreement with the Service relating to tax examinations for 1989 and 1990. The income tax provision for 1994 was reduced $400,000 to reflect the favorable settlement for items which the Company had previously provided income taxes.

(7)  COMMITMENTS AND CONTINGENCIES

     LEASES

     The Company leases its offices, certain warehouse facilities and certain other equipment under renewable operating lease agreements expiring at various dates through 2006. Lease expense for the years ended December 31, 1996, 1995 and 1994 was $4.6 million, $4.3 million, $4.0 million, respectively. Future minimum lease commitments under non-cancelable operating leases as of December 31, 1996 are as follows:



          (Dollar amounts in thousands)
          1997. . . . . . . . . . . . . . . . . . . . . . $   4,535
          1998. . . . . . . . . . . . . . . . . . . . . .     3,436
          1999. . . . . . . . . . . . . . . . . . . . . .     2,786
          2000. . . . . . . . . . . . . . . . . . . . . .     1,991
          2001 and thereafter . . . . . . . . . . . . . .       756
                                                          ---------
                                                          $  13,504
                                                          ---------
                                                          ---------

    CERTAIN AGREEMENTS

    The Company has an employment agreement with its Chairman and Chief Executive Officer which provides that his employment may not be terminated by the Company, other than for cause, before July 31, 1999. In addition, the Company and its Chairman have also entered into an agreement providing his estate, in the event of his death, the right to require the Company to purchase, at the then current market price, the shares of its common stock which he owns, subject to specified limitations. The Company carries insurance on the Chairman's life in an amount in excess of its obligation under this agreement.

    The DAMARK International, Inc. 401(k) Retirement Plan (the "Retirement Plan") is an employees' savings plan qualified under Section 401(k) of the Internal Revenue Code of 1954. The Retirement Plan covers substantially all employees of the Company who have attained age 21 and have completed at least one year of service, as defined. Under the plan, employees generally may elect to make, subject to limitations, pretax salary reduction contributions of up to 15 % of their annual base salary. The Company's matching contribution to the Retirement Plan is currently 25 % of the employees' contribution, subject to certain limitations. Although the Retirement Plan also allows the Company to make certain discretionary contributions, no discretionary contributions were made in 1996, 1995 or 1994.

    The Company has adopted a deferred compensation plan for outside directors. Under this plan, directors are able to defer all or part of their fees for service and have such fees invested in common stock equivalents of the Company.

    CONTINGENCIES

    The Company is a party to various claims, legal actions and other complaints arising in the ordinary course of business. In the opinion of management, any losses which may occur are adequately covered by insurance, are provided for in the financial statements, or are without merit and the ultimate outcome of these matters will not have a material effect on the financial position or operations of the Company.

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Damark International, Inc.:

We have audited the accompanying consolidated balance sheets of Damark International, Inc. (a Minnesota corporation) as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Damark International, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.











                                     ARTHUR ANDERSEN LLP


Minneapolis, Minnesota
January 20, 1997