Form 10-K, Exhibit 13
period 1997-12-31
DAMARK INTERNATIONAL INC
filed 1998-03-11
CIK 883324

                                                               EXHIBIT 13





                      DAMARK INTERNATIONAL, INC.

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
          AND RESULTS OF OPERATION COVERING THE YEARS ENDED
                     DECEMBER 31, 1997 AND 1996

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Net revenues of $594.6 million for 1997 increased $80.9 million, or 15.7%, from $513.7 million in 1996. Net revenues for 1996 represented a 2.7% increase over 1995 net revenues of $500.0 million. The 1997 increase in net revenues was primarily due to the success of new membership programs and increased catalog circulation. Net revenues include, among other items, membership fees earned from the Company's clubs. Club membership fees were $66.4 million, an increase of 31.2% in 1997, as compared to $50.6 million in 1996 and $47.8 million in 1995. During 1997, approximately 929,000 new members were added to the Company's clubs, an increase of approximately 77.3%, as compared to the 524,000 new members added in 1996 and 613,000 new members added in 1995. This increase in club members was due in large part to continued strategic advancements made by the Company toward its goal of becoming a leader in the membership services industry. During 1997, the Company began to test market its membership programs on behalf of large customer list-owning clients, and the Company expanded the use of outbound telemarketing services to market its expanded portfolio of membership
programs.   The Company experienced continued success in marketing its
Vacation Passport-Registered Trademark- and Insiders-Registered Trademark-clubs, first offered to customers during 1996. In 1997, the Company successfully launched two additional clubs: Essentials for Home-SM- and Great Deal Pack-SM-.

During 1997, club members renewed their memberships, in record numbers. The number of renewing members totaled 867,000 members in 1997, as compared to
789,000 members and 626,000 members  in 1996 and 1995, respectively.   At
December 31, 1997, total club membership was 1,358,000.

                                   1997            1996          1995
                                  ------          ------        ------
 CLUB STATISTICS:
  Club membership at year end   1,358,000        1,044,000      987,000
  Number of new club members      929,000          524,000      613,000
  Number of members renewed       867,000          789,000      626,000

In addition to membership revenues, net revenues include direct-to-the-consumer product shipments. During 1997, the Company mailed
166.1 million catalogs or approximately 14.6% more than the 145.0 million catalogs mailed during 1996. The average customer order increased to $173 in 1997, as a result of the Company's offering of longer-duration installment billing programs, as compared to an average order size of $166 in 1996. During 1996, the Company mailed approximately the same number of catalogs as in 1995, but the Company realized a 4.4% decrease in total sales per catalog mailed of $3.66 in 1996, primarily as a result of overall softness in consumer response. The increase in net revenues in 1996, as compared to 1995, was primarily the result of the increased number of club members renewing their memberships and the membership fees generated by the Company's introduction of two new clubs: Vacation Passport and Insiders.

The customer product return rate decreased to 14.1% of gross product sales in 1997, as compared with 15.0% in 1996 and 15.2% in 1995, as a result of implementation of the Company's revised return policy during the first half of 1997. The revised policy shortened the overall period for which customers may return products, bringing the Company's policy more into line with industry standards.

                                         1997           1996          1995
                                        ------         ------        ------
CATALOG STATISTICS:
 Number of catalogs mailed (in
  thousands)                           166,100        145,000       144,600
 Average order                            $173           $166          $165
 Sales per catalog:
  Front-end (new) customers              $1.90          $2.06         $2.28
  Non-club (back-end) customers          $3.38          $3.33         $3.36
  Club (back-end) customers              $8.18          $7.70         $8.21
  Total company                          $3.71          $3.66         $3.83

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS
                              (CONTINUED)

The Company's product profit margin is affected by the mix of sales among the Company's six primary product categories, the mix of sales to Preferred Buyers' Club (PBC) and Insiders members who receive a 10% discount and net shipping and handling revenues generated from product shipments. Products with higher price points, such as computers and consumer electronics, generally have lower percentage profit margins but provide higher actual margin contribution per unit. Conversely, products with lower price points, such as home decor, home improvement and sports/fitness products, generally have higher percentage profit margins but provide less actual dollar margin contribution per unit.


                                               1997          1996      1995
                                              ------        ------    ------
PERCENT OF SALES BY CUSTOMER SEGMENT:
 Front-end customers                           26%           28%       33%
 Non-club customers                            25%           25%       21%
 Club customers                                49%           47%       46%

PERCENT OF SALES BY PRODUCT SEGMENT:
 Computers                                     30.7%         29.8%     27.2%
 Home Office                                   14.5%         16.3%     15.6%
 Consumer Electronics                          18.3%         18.2%     18.1%
 Home Decor                                    14.3%         13.5%     15.2%
 Home Improvement                              16.1%         14.8%     14.5%
 Sports/Fitness                                 6.1%          7.4%      9.4%
                                              ------        ------    ------
                                              100.0%        100.0%    100.0%
                                              ------        ------    ------
                                              ------        ------    ------

Overall gross profit margins, as a percentage of net revenues, increased to 28.8% in 1997 from 27.8% for 1996 and 25.0% for 1995. This increase in 1997 is primarily a result of increased revenues generated by the Company's membership programs due to improved member retention, increases in selected annual membership fees, the change in mix of clubs sold and the large increase in net new club members during 1997. Membership revenues typically carry larger gross profit margins than product sales. The product profit margin realized in 1997 was adversely impacted by the higher mix of product sales to PBC and Insiders members (who receive a 10% discount) and an increased mix of sales in lower margin product categories.

Marketing and administrative expenses were $159.8 million in 1997, as compared to $133.3 million and $126.7 million in 1996 and 1995, respectively. These expenses, as a percent of net revenues, were 26.9% in 1997, 26.0% in 1996 and 25.3% in 1995. During 1997, the Company continued to incur administrative and other costs in connection with building additional infrastructure capabilities and providing information technology resources as the Company continues its transformation to a membership services company. Advertising costs, increased 18.4% to $76.0 million in 1997 from $64.2 million in 1996 as a result of increased catalog circulation and outbound telemarketing of the Company's membership clubs. Despite an increase in sales productivity, on a per catalog mailed basis, advertising leverage declined to 12.8% during 1997, as compared to 12.5% in 1996, primarily due to the Company's expanded use of outbound telemarketing and the overall softness in consumer response experienced during the United Parcel Service strike. Although prior arrangements to utilize an alternative shipping vendor had been made, the Company experienced a precipitous decline in new customer orders during the UPS strike. In addition, the Company incurred incremental costs during 1997 in connection with bringing its third telemarketing center on-line earlier and with a more inexperienced workforce than the Company's other call centers. This was necessitated in large part by extreme labor shortages in the Minneapolis/Saint Paul marketplace.

Marketing and administrative expenses increased from 1995 to 1996, primarily as a result of mailing catalogs with larger page counts, opening the Company's second telemarketing center, developing infrastructure capability and providing information technology resources.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS
                              (CONTINUED)

The Company reported net interest expense of $1.8 million in 1997 as a result of increased borrowings outstanding under its revolving credit facility to fund increased working capital requirements related to its installment billing programs and increased inventory levels. The Company incurred net interest expense of $66,000 in 1996 and $191,000 in 1995.

The Company's effective income tax rate was 34.0% in 1997 and 33.5% in each of 1996 and 1995.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity, as measured by its working capital, was $24.3 million at December 31, 1997, as compared to $19.7 million at December 31, 1996. The Company's current ratio was 1.2 to 1.0 at December 31, 1997 and 1996.

Net cash used in operating activities totaled $30.4 million for 1997, as compared with net cash provided by operating activities of $6.3 million during 1996. During 1997, the Company's net working capital requirements increased primarily due to the offering of installment billing programs over five or nine-month periods and increased inventory levels needed to support anticipated increased product sales growth. Receivables are expected to decrease during 1998 as the Company will limit its offerings of these longer-duration installment billing programs in 1998. Deferred membership income, recorded net of direct acquisition-related costs, totaled $20.9 million at December 31, 1997, as compared to $16.3 million December 31, 1996 primarily due to the increased number of club members.

During 1997, capital expenditures were approximately $11.3 million, as compared with $8.6 million during 1996. Capital expenditures made during 1997 included costs associated with the opening of an additional telemarketing center. In addition, expenditures for computer hardware and software-related costs were incurred in connection with the development and deployment of a proprietary value delivery system which is used to increase opportunities to market club memberships to customers and to provide relationship marketing services for large, customer list-owning clients. During 1997, the Company continued to make enhancements in other areas which will enable it to provide improved customer service and gain operational efficiencies. The Company continually evaluates its needs for additional investments to further enhance customer satisfaction, information technologies and infrastructure capabilities as it builds its membership services capabilities. Management currently anticipates that it will spend in the range of $8 to $10 million on capital expenditures during 1998.

The Company's computer systems and those of third parties with whom it does business will be affected when the year changes to 2000, commonly known as the "year 2000 problem". The Company is currently conducting an internal study to determine the full scope and related costs of modifying its computer systems to ensure proper processing of transactions into and beyond the year 2000. The Company expects that it will begin to incur costs in 1998 to address the year 2000 issues identified during the internal study. Although these costs currently are not expected to be significant, failure to achieve timely completion of required modifications or conversions or failure of the third parties with whom the Company has relationships (vendors, clients, credit card processors and others) to be year 2000 compliant could have a material adverse impact on the operations and financial condition of the company. Maintenance or modification costs incurred by the Company will be expensed and costs of new software (whether purchased or internally developed) will be capitalized and amortized over the useful life of the applicable software.

In early January 1998, the Company amended its credit facility to provide for a $60 million revolving line of credit and letter of credit facility available through December 31, 2000, and to permit the entire facility to be available for standby and documentary letters of credit and working capital requirements, subject to a defined borrowing base. Borrowings outstanding under the line of credit bear interest, at the Company's option, at the reference rate of interest or LIBOR plus 1.50% and are collateralized by receivables, inventories, intangible assets and property and equipment other than buildings, land and vehicles. At December 31, 1997, the Company had borrowings outstanding of $44.4 million under its revolving line of credit and letters of credit outstanding of $3.5 million. The letters of credit were issued primarily for the purchase of inventory from foreign sources.
The credit facility agreement includes certain customary restrictive

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS
                              (CONTINUED)

covenants which, among other matters, require the Company to satisfy certain financial tests and ratios and place certain limitations on the incurrence of additional indebtedness and the level of capital expenditures. The Company was in compliance with all covenants of its amended credit facility at December 31, 1997.


The Company offers its customers varying installment billing programs with no finance charges payable to the Company. As a result, the Company supported installment plan receivables aggregating $50.5 million and $24.3 million at December 31, 1997 and 1996, respectively. The balance of the Company's installment plan receivables at any point in time is generally reflective of sales volume fluctuations, as approximately 30% to 35% of the Company's net revenues are financed by customers on one of its installment billing programs. The increase in installment plan receivables during 1997 was the result of offering longer-duration installment billing programs throughout the year. Receivables, on an overall basis, are expected to decrease during 1998 as the Company will limit its offerings of these longer-duration installment billing programs in 1998. the Company will continue to offer certain installment programs to its customers, which will require the allocation of capital resources which the Company expects to fund from internal operations and availability under its revolving credit facility.

During 1997, the Company repurchased 72,500 shares of its Class A Common Stock at an aggregate cost of $701,000 million. At December 31, 1997, the Company had authorization from the Board of Directors to repurchase up to an additional 327,500 shares of its common stock. On January 30, 1998, Mark A. Cohn, Chairman, President and Chief Executive Officer of the Company, assigned to the Company an option to purchase 456,548 shares of Common Stock from David A. Russ, a former officer who has retired from the Company. The option must be exercised by the Company by June 1, 1998 at an exercise price of $8.95 as of January 30, 1998 and increasing incrementally to $9.18 on June 1, 1998. Future repurchases will be based on market conditions and cannot be ascertained currently. Repurchases, if any, would be funded by the Company's available cash or availability under its credit facility and would reduce liquidity.

The Company anticipates that cash generated from operations and available borrowing capacity under its current credit facility will be sufficient to fund the Company's operations, working capital requirements and capital expenditures for the next twelve months.

SEASONALITY

The Company's business is subject to significant seasonal variations in consumer demand which the Company believes are generally associated with the direct marketing and retail industries. Historically, the Company's net revenues have been the largest during the fourth calendar quarter and a significant portion of its earnings has been realized during this same period. The Company's operating results during this period may be affected by holiday spending patterns, as well as the timing and effectiveness of catalog mailings and general economic and other conditions. In anticipation of its peak selling season, the Company hires additional flex-time employees in its telemarketing, order processing and distribution areas; increases its inventories and incurs significant catalog production and mailing costs. The Company's annual operating results could be adversely affected if, among other factors, the Company's revenues were to be substantially below seasonal expectations during the October through December period or if a sufficient number of qualified employees would not be available on a flex-time or other non-permanent basis.

INFLATION

Excluding increases in postage and paper costs, inflation has not had, and the Company does not expect it to have, a material impact on operating results, but there can be no assurance that the Company's business will not be affected by inflation in the future. The Company did experience significant increases in the cost of paper and postage during 1995. While the increases in paper costs have subsided, significant cost increases in these areas could have a material impact on advertising and other promotional costs in future periods. The Company anticipates a postage increase in 1998.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS
                              (CONTINUED)

FORWARD-LOOKING INFORMATION

Forward-looking statements contained herein are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Certain important factors exist that could cause results to differ materially from those anticipated by some of the statements made above. Investors are cautioned that all forward-looking statements involve risks and uncertainty. The factors, among others, that could cause actual results to differ materially include: consumer spending and debt levels; interest rates; failure of the Company or significant third parties to achieve year 2000 compliance, including material costs being incurred in connection with such compliance; changes or consumer perceptions of changes in the domestic and/or international economic and political climates; continuity of relationships with or purchases from major vendors; arrangements with list owners; changes in marketing strategy; changes in product mix; telemarketing center integration; competitive pressures on sales, pricing and membership services; availability of financing on favorable terms; higher than expected installment plan default rates; and increases in catalog production, product, postage, shipping and other costs which cannot be recovered through improved pricing of products and services.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards Statement No. 130, "Reporting Comprehensive Income" ("FASB No. 130"), effective beginning in 1998, establishes standards of disclosure and financial statement display for reporting total comprehensive income and the individual components thereof. Management believes the adoption of FASB No. 130 will not have a material impact on the Company's financial position or results of operations.

FASB No. 131, "Disclosures About Segments of an Enterprise and Related Information", effective in 1998, establishes new standards for determining reportable segments and for disclosing information regarding each such segment. Management has not yet determined the impact of FASB No. 131 on the Company's financial position or results of operations.