Form 10-K, Exhibit 13
period 1997-12-31
DAMARK INTERNATIONAL INC
filed 1998-03-11
CIK 883324

                                                                   EXHIBIT 13.1










                          DAMARK INTERNATIONAL, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1997 AND 1996

                          DAMARK INTERNATIONAL, INC.
                          CONSOLIDATED BALANCE SHEETS
                                  DECEMBER 31
                         (Dollar amounts in thousands)

                                    ASSETS

                                                           1997           1996
                                                         ---------      ---------
Current Assets:
  Cash and cash equivalents . . . . . . . . . . . . .    $     474      $       2
  Trade accounts receivable, net. . . . . . . . . . .       69,788         30,985
  Due from vendors and other, net . . . . . . . . . .        7,785          6,602
  Merchandise inventories . . . . . . . . . . . . . .       70,744         53,016
  Deferred catalog costs. . . . . . . . . . . . . . .        9,849          6,613
  Other . . . . . . . . . . . . . . . . . . . . . . .        1,643          1,257
                                                         ---------      ---------
    Total current assets. . . . . . . . . . . . . . .      160,283         98,475

Property and Equipment, net . . . . . . . . . . . . .       38,351         35,904
Intangible and Other Assets, net. . . . . . . . . . .        7,555          8,411
                                                         ---------      ---------
                                                         $ 206,189      $ 142,790
                                                         ---------      ---------
                                                         ---------      ---------

                     LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable. . . . . . . . . . . . . . . . . .    $  49,532      $  41,880
  Accrued liabilities . . . . . . . . . . . . . . . .       18,439         15,226
  Deferred membership income, net . . . . . . . . . .       20,938         16,292
  Deferred income taxes . . . . . . . . . . . . . . .        2,675          2,413
  Borrowings under revolving credit facility. . . . .       44,400          3,000
                                                         ---------      ---------
    Total current liabilities . . . . . . . . . . . .      135,984         78,811

Deferred Income Taxes . . . . . . . . . . . . . . . .        1,542          1,435
Commitments and Contingencies . . . . . . . . . . . .
                                                         ---------      ---------

Shareholders' Equity:
  Class A Common Stock, $.01 par, 20 million shares
    authorized; 8,025,964 and 8,052,147 shares issued
    and outstanding . . . . . . . . . . . . . . . . .           80             81
  Class B Common Stock, $.01 par, 2 million shares
    authorized; none issued and outstanding . . . . .           --             --
  Paid-in capital . . . . . . . . . . . . . . . . . .       75,452         75,637
  Accumulated deficit . . . . . . . . . . . . . . . .       (6,869)       (13,174)
                                                         ---------      ---------
    Total shareholders' equity. . . . . . . . . . . .       68,663         62,544
                                                         ---------      ---------
                                                         $ 206,189      $ 142,790
                                                         ---------      ---------
                                                         ---------      ---------



           See accompanying notes to consolidated financial statements

                          DAMARK INTERNATIONAL, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                            YEARS ENDED DECEMBER 31
       (Dollar and share amounts in thousands except per share amounts)

                                                           1997           1996           1995
                                                         ---------      ---------      ---------
Net revenues. . . . . . . . . . . . . . . . . . . . .    $ 594,627      $ 513,716      $ 500,024
Cost of products and services . . . . . . . . . . . .      423,411        371,145        375,188
                                                         ---------      ---------      ---------
  Gross profit. . . . . . . . . . . . . . . . . . . .      171,216        142,571        124,836
Marketing and administrative expenses . . . . . . . .      159,842        133,317        126,727
                                                         ---------      ---------      ---------
  Operating income (loss) . . . . . . . . . . . . . .       11,374          9,254         (1,891)
Interest expense, net . . . . . . . . . . . . . . . .       (1,757)           (66)          (191)
Other expenses, net . . . . . . . . . . . . . . . . .          (67)           (65)          (709)
                                                         ---------      ---------      ---------
  Income (loss) before income taxes . . . . . . . . .        9,550          9,123         (2,791)
Income tax benefit (provision). . . . . . . . . . . .       (3,245)        (3,055)           935
                                                         ---------      ---------      ---------
  Net income (loss) . . . . . . . . . . . . . . . . .    $   6,305      $   6,068      $  (1,856)
                                                         ---------      ---------      ---------
                                                         ---------      ---------      ---------

Basic earnings per common share:
  Net earnings (loss) per share . . . . . . . . . . .    $    0.78      $    0.72       $  (0.20)
  Weighted average common shares outstanding. . . . .        8,033          8,417          9,093
                                                         ---------      ---------      ---------
                                                         ---------      ---------      ---------

Diluted earnings per common share:
  Net earnings (loss) per share . . . . . . . . . . .    $    0.74      $    0.70       $  (0.20)
  Weighted average common and common equivalent
    shares outstanding. . . . . . . . . . . . . . . .        8,480          8,713          9,093
                                                         ---------      ---------      ---------
                                                         ---------      ---------      ---------



           See accompanying notes to consolidated financial statements

                          DAMARK INTERNATIONAL, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                            YEARS ENDED DECEMBER 31
                    (Dollar and share amounts in thousands)



                                            Class A                   Class B
                                          Common Stock              Common Stock
                                      --------------------       ------------------                                  Total
                                        Number        Par          Number     Par      Paid In    Accumulated    Shareholders'
                                      of Shares      Value       of Shares   Value     Capital      Deficit          Equity
                                      ---------     ------       ---------   ------    -------    -----------    -------------
Balance, December 31, 1994              9,571        $  96            --     $  --     $89,270    $   (17,386)      $   71,980

Exercise of stock options                  59            1            --        --         192             --              193
Repurchase and retirement
 of common stock                         (730)          (7)           --        --      (5,374)            --           (5,381)
Net loss                                   --           --            --        --          --         (1,856)          (1,856)
                                      ---------     ------       ---------   ------    -------    -----------    -------------

Balance, December 31, 1995              8,900           90            --        --      84,088        (19,242)          64,936

Exercise of stock options                  72           --            --        --         319             --              319
Repurchase and retirement
 of common stock                         (920)          (9)           --        --      (8,770)            --           (8,779)
Net income                                 --           --            --        --          --          6,068            6,068
                                      ---------     ------       ---------   ------    -------    -----------    -------------

Balance, December 31, 1996              8,052           81            --        --      75,637        (13,174)          62,544

Exercise of stock options                  46           --            --        --         515             --              515
Repurchase and retirement
 of common stock                          (72)          (1)           --        --        (700)            --             (701)
Net income                                 --           --            --        --          --          6,305            6,305
                                      ---------     ------       ---------   ------    -------    -----------    -------------

Balance, December 31, 1997              8,026        $  80            --     $  --     $75,452    $    (6,869)       $  68,663
                                      ---------     ------       ---------   ------    -------    -----------    -------------
                                      ---------     ------       ---------   ------    -------    -----------    -------------


             See accompanying notes to consolidated financial statements

                          DAMARK INTERNATIONAL, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            YEARS ENDED DECEMBER 31
                        (Dollars amounts in thousands)



                                                            1997           1996           1995
                                                         ---------      ---------       --------

OPERATING ACTIVITIES:
   Net income (loss)                                     $  6,305       $  6,068        $(1,856)
   Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:



     Depreciation and amortization                          8,716          6,890          5,058
     Deferred income taxes                                    369            397         (1,966)
     (Gain) loss on disposal of property                     (152)            --            487
     Changes in working capital items-
      Receivables                                         (39,986)        (6,945)         6,096
      Merchandise inventories                             (17,728)           528         10,930
      Deferred catalog costs and other current assets      (3,622)        (1,136)         1,393
      Accounts payable and accrued liabilities             11,004         (2,230)        (4,874)
      Deferred membership income                            4,646          2,704            414
                                                         ---------      ---------       --------

      Net cash provided by (used in) operating activities (30,448)         6,276         15,682
                                                         ---------      ---------       --------

INVESTING ACTIVITIES:

   Property and equipment additions, net                   (9,999)        (8,580)        (8,587)
   Other, net                                                (156)          (487)          (110)
                                                         ---------      ---------       --------
      Net cash used in investing activities               (10,155)        (9,067)        (8,697)
                                                         ---------      ---------       --------

FINANCING ACTIVITIES:
   Borrowings under revolving credit facility, net         41,400          3,000             --
   Repayments of long-term debt                                --           (250)          (250)
   Repurchase and retirement of common stock                 (701)        (8,779)        (5,381)
   Net proceeds from employee exercise of stock options       376            152            111
                                                         ---------      ---------       --------

      Net cash provided by (used in) financing activities  41,075         (5,877)        (5,520)
                                                         ---------      ---------       --------

      Increase (decrease) in cash and cash equivalents        472         (8,668)         1,465

   Cash and cash equivalents, beginning of year                 2          8,670          7,205
                                                         ---------      ---------       --------

   Cash and cash equivalents, end of year                $    474        $     2        $ 8,670
                                                         ---------      ---------       --------
                                                         ---------      ---------       --------

SUPPLEMENTAL CASH FLOW  INFORMATION:
   Interest paid during the year                         $  1,540        $   220        $   441
   Income taxes paid during the year                        2,417          2,810            246
                                                         ---------      ---------       --------
                                                         ---------      ---------       --------

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

     DAMARK is an integrated relationship marketer providing consumers with a range of tailored products and services branded under DAMARK-owned nameplates and the nameplates of other consumer marketers. DAMARK's programs, products and services are offered through direct mail and telemarketing channels. The Company offers a variety of membership clubs which provide members with discounts on travel, hospitality and entertainment as well as retail, health and fitness and other convenience needs. Currently, almost 1.4 million consumers belong to a DAMARK managed membership program. In addition, brand-name, value-priced merchandise is sold through catalogs in six broad categories: computers, home office, consumer electronics, home decor, home improvements and sports/fitness.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. As a result, actual results could differ because of the use of these estimates and assumptions.

     REVENUE RECOGNITION

     Revenue for products, reported net of sales and other discounts, is recognized at the time products are shipped to customers. Shipping and handling fees are included as part of net revenues; the related freight costs associated with shipping the products to DAMARK's customers are included as a component of cost of products and services. Amounts received from customers for products pending shipment are reflected as accrued liabilities. The Company allows customers to return products for a specified period from the date of shipment and provides an allowance for returns, included in accrued liabilities, based on historical return experience.

     Membership fees for participation in the Company's clubs, net of direct costs incurred by the company to obtain the memberships and anticipated future costs, are recognized on a straight-line basis over the period for which the Company has potential future fulfillment obligations to its members; however, in situations where the Company has deemed that it has no potential future obligation, the revenues for these memberships are recognized at the beginning of the membership period. Membership may be canceled anytime during the membership period. The Company provides an allowance for cancellations based on the pro rata portion of revenue recognized and historical cancellation experience, and such allowances are included in accrued liabilities.

     MEMBERSHIP SOLICITATION AND OTHER DEFERRED COSTS

     Membership solicitation costs principally include: telemarketing, transaction fees, printing, postage and the cost of membership kits related directly to membership solicitation (direct response advertising costs). In accordance with Statement of Position 93-7, "Reporting on Advertising Costs," direct response advertising costs are deferred and charged to operations as revenues from membership fees are recognized. Membership solicitation costs incurred to obtain a new member generally are less than the initial membership fee. However, if membership solicitation costs were to exceed membership fees, an adjustment would be made to the extent of any impairment.

     CASH EQUIVALENTS

     Cash includes cash equivalents consisting of highly liquid, short term investments purchased with original maturities of three months or less and recorded at cost, which approximates market value.

     TRADE ACCOUNTS RECEIVABLE

     The Company offers its customers varying installment billing programs with no finance charges payable to the Company. At December 31, 1997 and 1996, receivables associated with such installment billing plans approximated $50.5 million and $24.3 million, respectively. Allowances for uncollectible trade and other accounts receivable were $1.7 million and $1.2 million at December 31, 1997 and 1996, respectively.

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

     PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation and amortization for financial reporting purposes are generally provided on the straight-line method over the estimated useful lives of the respective assets as follows:

                                                            Years
                                                         -----------
     Building and improvements                             10 - 30
     Furniture, fixtures and warehouse equipment            7 - 10
     Computer hardware and software                          3 - 6
     Leasehold improvements                                 3 - 10
                                                         -----------
                                                         -----------

Leasehold improvements are amortized over the shorter of their estimated useful lives or the applicable lease period.

  The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are removed from the related accounts; any residual balances are charged or credited to operations.

     INTANGIBLE ASSETS

     Intangible assets arising from the acquisition of COMB Corporation ("COMB") during 1993 consist of a non-competition agreement, customer lists, and excess purchase price over net assets acquired and are being amortized on a straight-line basis over various periods not exceeding 25 years. Accumulated amortization was $3.7 million and $2.8 million at December 31, 1997 and 1996, respectively.

     INCOME TAXES

     Deferred income taxes are provided for differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes based on income tax rates in effect at the balance sheet date.

     STOCK OPTION PLANS

   The Company accounts for its stock option grants under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and provides the pro forma footnote disclosures required by Financial Accounting Standards Board Statement No. 123, "Accounting for Stock Based Compensation" ("FASB No. 123").

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The financial instruments with which the Company is involved are primarily of a traditional nature. The carrying amounts as reported in the accompanying consolidated balance sheets for cash and cash equivalents, receivables, accounts payable, and accrued liabilities approximate fair values principally as the result of the short maturities of these instruments.

(2)  PROPERTY AND EQUIPMENT

     At December 31, property and equipment consist of the following (dollar amounts in thousands):

                                                          1997           1996
                                                      -----------    -----------
     Building                                           $12,246        $12,216
     Land and improvements                                2,674          3,936
     Furniture, fixtures and warehouse equipment          8,154          7,011
     Computer hardware and software                      34,841         26,177
     Leasehold improvements                               4,598          3,180
     Accumulated depreciation and amortization          (24,162)       (16,616)
                                                      -----------    -----------
                                                        $38,351        $35,904
                                                      -----------    -----------
                                                      -----------    -----------

(3)  FINANCING ARRANGEMENTS

     At December 31, 1997, the Company had a $50 million credit facility, consisting of a revolving line of credit and letter of credit facility available through March 1999. The credit facility included a $45 million sublimit available for working capital and stand-by letter of credit requirements with the entire facility available for documentary letters of credit, in each case subject to a defined borrowing base. Borrowings outstanding under the line of credit bore interest, at the Company's option, at the reference rate of interest or LIBOR plus 1.75% and were collateralized by receivables, inventories, intangible assets and property and equipment other than buildings, land and vehicles. At December 31, 1997, the Company had borrowings outstanding of $44.4 million under its revolving line of credit and letters of credit outstanding of $3.5 million. These letters of credit were issued primarily for the purchase of inventory from foreign sources.

     On January 12, 1998, the Company amended its credit facility. The amended credit facility provides for a $60 million revolving line of credit and letter of credit facility available through December 31, 2000 and allows the entire facility to be available for standby and documentary letters of credit and working capital requirements, subject to a defined borrowing base.
 In addition, borrowings outstanding under the revolving line of credit now bear interest, at the Company's option, at the reference rate of interest or LIBOR plus 1.50%.

     The agreement with respect to the credit facility includes covenants which, among other matters, require the Company to satisfy certain financial tests and ratios and places certain limitations on the incurrence of additional indebtedness and the level of capital expenditures. The Company was in compliance with all covenants of its amended credit facility at December 31, 1997.

(4)  EARNINGS PER SHARE

     During 1997, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FASB No. 128") which the Company adopted as of December 31, 1997. Under FASB No. 128, basic earnings per share ("EPS") is computed based on the weighted average shares of common stock outstanding during the applicable periods while diluted EPS is computed based on the weighted average shares of common stock actually outstanding plus potential dilutive shares of common stock outstanding during the applicable periods. Dilutive potential shares of common stock include stock options which have been granted to employees and directors of the Company. FASB No. 128 also requires the restatement of prior years' EPS amounts.

The components of basic EPS, diluted EPS, and EPS as previously reported are as follows (dollar and share amounts in thousands, except per share amounts):

                                                                   Weighted
                                                                    Average
                                                  Income            Shares        Per Share
                                                  (Loss)         Outstanding        Amount
                                                ---------        -----------      ---------
    1997:
    Basic EPS                                   $   6,305          8,033           $  .78
    Dilutive effect of stock options                   --            447
                                                ---------        -----------
    Diluted EPS                                 $   6,305          8,480           $  .74
                                                ---------        -----------      ---------
                                                ---------        -----------      ---------
    1996:
    Basic EPS                                   $   6,068          8,417           $  .72
    Dilutive effect of stock options                   --            296
                                                ---------        -----------
    Diluted EPS                                 $   6,068          8,713           $  .70
                                                ---------        -----------      ---------
                                                ---------        -----------      ---------
    EPS, as previously reported                 $   6,068          8,730           $  .70
                                                ---------        -----------      ---------
                                                ---------        -----------      ---------
    1995:
    Basic EPS                                   $ (1,856)          9,093           $ (.20)
    Dilutive effect of stock options                  --              --
                                                ---------        -----------
    Diluted EPS                                 $ (1,856)          9,093           $ (.20)
                                                ---------        -----------      ---------
                                                ---------        -----------      ---------
    EPS, as previously reported                 $ (1,856)          9,093           $ (.20)
                                                ---------        -----------      ---------
                                                ---------        -----------      ---------

In 1995, options to purchase 1,025,000 shares of common stock were not included in the computation of diluted EPS as their inclusion would have been antidilutive.

(5)  SHAREHOLDERS' EQUITY

     During 1997, 1996 and 1995, the Company repurchased 72,500, 919,500, and 580,000 shares, respectively, of its Class A Common Stock (the "Common Stock"), in open market transactions, at an aggregate cost of approximately $701,000, $8.8 million and $4.4 million, respectively. In addition, the Company also repurchased 150,000 shares during 1995 from a former officer of the Company, at a negotiated price based on the closing price of the Company's Common Stock on the date immediately preceding the effective date on which the terms of the repurchase were agreed. At December 31, 1997, the Company had authorization from the Board of Directors to repurchase up to an additional 327,500 shares of its Common Stock. On January 30, 1998, Mark A. Cohn, Chairman, President and Chief Executive Officer of the Company, assigned to the Company an option to purchase 456,548 shares of Common Stock from David A. Russ, a former officer who has retired from the Company. The option must be exercised by the Company by June 1, 1998 at an exercise price of $8.95 as of January 30, 1998 and increasing incrementally to $9.18 on June 1, 1998.

(6)  STOCK OPTION PLANS

     The DAMARK International, Inc. Stock Option Plan (the "Plan") provides for the granting of incentive stock options ("ISO's") or non-statutory stock options to key employees. At December 31, 1997, 1.2 million shares of Common Stock have been reserved for issuance, of which approximately 137,000 shares remain available for grant. The purchase price of the shares of Common Stock subject to options granted under the Plan is determined by the Compensation Committee of the Board of Directors but shall not be less than 100% of the market value on the date of grant for ISO's or less than 85% of the market value on the date of grant for non-statutory options. At December 31, 1997 outstanding ISO's under the Plan vested in three equal annual installments beginning on the first anniversary of the date of grant and expire ten years from the date of grant, subject to cancellation following termination of employment.

     Prior to the adoption of the Plan, certain employees, including executive management, were granted nonqualified stock options. In addition, options to purchase common stock have been granted, from time to time, to certain members of the Board of Directors. These options vest in three equal annual installments on the anniversary of the date of grant and expire, the earlier of one year after ceasing to be a director or ten years from the date of grant.

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

     (Dollar amounts in thousands, except per share amounts)

                                        1997          1996        1995
                                      -------       -------     --------
     Net income (loss) -

       As reported                    $ 6,305       $ 6,068     $(1,856)
       Pro forma                        5,734       $ 5,722     $(1,979)
                                      -------       -------     -------
                                      -------       -------     -------
     Earnings per share -

       As reported
         Basic                        $  0.78       $  0.72     $ (0.20)
         Diluted                         0.74          0.70       (0.20)

     Pro forma
         Basic                           0.70          0.68       (0.22)
         Diluted                         0.67          0.66       (0.22)
                                      -------       -------     -------
                                      -------       -------     -------

     Because the Statement No 123 method of accounting has not been applied to options granted by the Company prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     Information regarding the Company's stock option plans is summarized below:

                                                     1997                            1996                            1995
                                          --------------------------      --------------------------      --------------------------
                                                        Weighted                         Weighted                        Weighted
                                                        Average                          Average                         Average
    (Shares in thousands)                 Shares      Exercise Price      Shares      Exercise Price      Shares      Exercise Price
                                          ------      --------------      ------      --------------      ------      --------------
    Options outstanding,
     beginning of year                     1,189          $  8.31          1,025          $  7.63            979          $  7.94

     Granted                                 253            13.66            279             9.61            299             6.50
     Canceled                                (24)            7.25            (43)           10.85           (194)            9.20

     Exercised                               (46)            8.14            (72)            2.08            (59)            1.87
                                          ------      --------------      ------      --------------      ------      --------------
    Options outstanding, end of year       1,372          $  9.30          1,189          $  8.31          1,025          $  7.63
                                          ------      --------------      ------      --------------      ------      --------------
    Options exercisable, end of year         878          $  8.26            714          $  7.92            601          $  7.15
                                          ------      --------------      ------      --------------      ------      --------------
    Weighted average fair value of
    options granted                                       $  7.76                         $  5.60                         $  3.67
                                                      --------------                  --------------                  --------------
                                                      --------------                  --------------                  --------------

     Options outstanding at December 31, 1997 have an exercise price per share ranging between $1.31 and $21.25 and a weighted average remaining contractual life of 6.68 years.

   In determining the compensation cost of the options granted, as specified by FASB No. 123, the fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model and the weighted average assumptions used in these calculations are summarized below:

                                                  1997        1996        1995
                                              -----------  -----------  -------
     Risk free interest rate                      6.25%       6.04%       5.25%

     Expected life options granted              5 years     5 years     5 years

     Expected volatility of options granted      57.53%      60.44%      60.44%


(7)  INCOME TAXES

  The provision (benefit) for income taxes for the years ended December 31 is summarized as follows (dollar amounts in thousands):

                    1997         1996         1995
                    ----         ----         ----
 Current.......... $2,876       $2,658      $ 1,031
 Deferred.........    369          397       (1,966)
                   ------       ------      -------
  Total........... $3,245       $3,055      $  (935)
                   ------       ------      -------
                   ------       ------      -------


  The components of the deferred tax liability are as follows as of December 31 (dollar amounts in thousands):

                                                            1997           1996
                                                        ----------     ----------
    Net current deferred tax liability -
    Deferred catalog costs                              $  3,392       $  2,260
    Deferred initial direct costs of club memberships      2,861          2,431
    Inventory valuation                                   (1,059)          (767)
    Merchandise returns                                     (793)          (803)
    Allowance for doubtful accounts                         (592)          (397)
    Other, net                                            (1,134)          (311)
                                                        ----------     ----------
                                                        $  2,675       $  2,413
                                                        ----------     ----------

    Net long-term deferred income taxes -
    Depreciation                                           1,248          1,022
    Acquisition costs                                       (380)           408
    Other, net                                               674              5
                                                        ----------     ----------
                                                           1,542          1,435
                                                        ----------     ----------
    Total deferred income taxes                         $  4,217       $  3,848
                                                        ----------     ----------
                                                        ----------     ----------


   A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

                                                              1997           1996           1995
                                                             ------         ------         ------
   Statutory federal income tax rate                          34.0%          34.0%          34.0%
   State income taxes, net of federal income tax benefit       --             --             0.1
   Deferred income tax adjustments and other                   --            (0.5)          (0.6)
                                                             ------         ------         ------
   Effective income tax rate                                  34.0%          33.5%          33.5%
                                                             ------         ------         ------
                                                             ------         ------         ------


(8)  COMMITMENTS AND CONTINGENCIES

   LEASES

   The Company leases its offices, certain warehouse facilities and certain other equipment under renewable operating lease agreements expiring at various dates through 2006. Lease expense for the years ended December 31, 1997, 1996 and 1995 was $5.1 million, $4.6 million, $4.3 million, respectively. Future minimum lease commitments under non-cancelable operating leases as of December 31, 1997 are as follows (dollar amounts in thousands):


          1998                                          $  4,415
          1999                                             3,715
          2000                                             2,620
          2001                                             1,458
          2002 and thereafter                                580
                                                       ---------
                                                       $  12,788
                                                       ---------
                                                       ---------


   CERTAIN AGREEMENTS

   The Company has an employment agreement with its Chairman, President and Chief Executive Officer which provides that his employment may not be terminated by the Company other than for cause, before December 31, 2000. In addition, the Company and its Chairman have also entered into an agreement providing his estate, in the event of his death, the right to require the Company to purchase, at the then current market price, the shares of its common stock which he owns, subject to specified limitations. The Company carries insurance on the Chairman's life in an amount in excess of its obligation under this agreement.

   The DAMARK International, Inc. 401(k) Retirement Plan (the "Retirement Plan") is an employees' savings plan qualified under Section 401(k) of the Internal Revenue Code of 1954. The Retirement Plan covers substantially all employees of the Company who have attained age 21 and have completed at least one year of service, as defined. Under the plan, employees generally may elect to make, subject to limitations, pretax salary reduction contributions of up to 20 % of their annual base salary. The Company's matching contribution to the Retirement Plan is currently 25 % of the employees' contribution, subject to certain limitations. Although the Retirement Plan also allows the Company to make certain discretionary contributions, no discretionary contributions were made in 1997, 1996 or 1995.

   The Company has a deferred compensation plan for outside members of its Board of Directors. Under this plan, directors are able to defer all or part of their fees for service and have such fees invested in common stock equivalents of the Company.

   CONTINGENCIES

   The Company is a party to various claims, legal actions and other complaints arising in the ordinary course of business. In the opinion of management, any losses which may occur are adequately covered by insurance, are provided for in the consolidated financial statements, or are without merit, and the ultimate outcome of these matters will not have a material effect on the financial position or operations of the Company.

(9)       RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

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

   In addition, FASB No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("FASB No. 131"), effective in 1998, establishes new standards for determining reportable segments and for disclosing information regarding each such segment. Management has not yet determined the impact of FASB No. 131 on the Company's financial position or results of operations.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Damark International, Inc.:

We have audited the accompanying consolidated balance sheets of Damark International, Inc. (a Minnesota corporation) as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Damark International, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.







                                   ARTHUR ANDERSEN LLP


Minneapolis, Minnesota
January 20, 1998